UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________

Commission file number 1-16191

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tennant Company
Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tennant Company
10400 Clean Street
Eden Prairie, Minnesota 55344
(763) 540-1200

Tennant Company
Retirement Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2023 and 2022
(With Report of Independent Registered Public Accounting Firm Thereon)

EideBailly
CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Tennant Company Retirement Savings Plan
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Tennant Company Retirement Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedules (collectively referred to as the financial statements.) In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and as of December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

Eide Bailly LLP

We have served as Tennant Company Retirement Savings Plan's auditor since 2023.

Denver, Colorado
June 27, 2024

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Tennant Company Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

	2023	2022
Assets:
Investments at fair value:
Registered investment companies	$110,092,002	$108,802,566
Common investment trust funds	272,418,527	237,158,991
Tennant Company common stock	28,550,713	20,670,713
Total investments	411,061,242	366,632,270

Receivables:
Tennant Company contributions	4,338,341	1,516,584
Notes from participants	5,283,677	5,154,462
Employee contributions	513,807	—
Other receivables	14,312	—
Total receivables	10,150,137	6,671,046
Net assets available for benefits	$421,211,379	$373,303,316
See Accompanying Notes to Financial Statements.

Tennant Company Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2023

Additions to Net Assets Available for Benefits Attributed to:
Investment gain:
Net appreciation in fair value of investments	$63,802,100
Dividends and interest	4,751,424
Dividends — Tennant Company common stock	330,891
Net investment gain	68,884,415

Interest income from notes receivable from participants	328,091

Contributions:
Participant	15,048,388
Rollovers	2,227,774
Tennant Company (employer)	8,928,016
Total contributions	26,204,178

Total increase	95,416,684

Deductions From Net Assets Available for Benefits Attributed to:
Distributions to participants	47,205,561
Administrative expense	303,060
Total deductions	47,508,621

Net increase in net assets	47,908,063

Net assets available for benefits:
Beginning of year	373,303,316
End of year	$421,211,379
See Accompanying Notes to Financial Statements.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022
Note 1.    Plan Description

General: The following brief description of the Tennant Company Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan description for more complete information. The Plan is a defined contribution employee benefit plan sponsored by Tennant Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan benefits: The Tennant Company Retirement Savings plan offers 401(k) pre-tax and post-tax deferral, matching and discretionary contributions from the Company, with in-plan Roth conversion. Participant’s aggregate contributions to both pre-tax and post-tax are considered when calculating the matching contribution due.

Qualified employees are eligible to participate in the Plan upon employment, as defined by the Plan. Qualified employees are eligible to participate in the 401(k) pre- and post-tax and matching contributions immediately upon hire. Eligibility to participate in the discretionary profit sharing portion of the Plan requires completion of one year of service and, generally, employment on the last day of the Plan year. Participants are fully vested in all contributions to their accounts and the full value of a participant’s account is payable following termination of employment due to death, disability, resignation, discharge, or retirement.

If termination of employment occurs as a result of death, participant beneficiaries will receive the full value of all of the participant’s accounts. Distributions are made in cash or in-kind shares of Tennant Company stock, if so elected. In-Service Distributions are allowed prior to termination of employment under any of the following circumstances:

a.Participant reaches age 59½
b.Immediate and heavy financial hardship

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax or post-tax basis subject to certain limits. Employees can contribute to the Plan up to 75 percent of their certified earnings as defined. The Plan provides for a matching contribution; an amount equal to 75 percent of the first 4 percent of each employee's contributions up to a maximum match of 3 percent of certified earnings as defined. Additionally, the Company may elect to contribute a discretionary annual contribution subject to company performance and based on certified earnings as defined. Profit sharing and true up matching contributions were made by the Company for the year ended December 31, 2023 in the amount of $4,187,957 and $150,384, respectively. Participants may also rollover amounts into the Plan representing distributions from other qualified retirement plans.

Voting rights: Each participant is entitled to exercise voting rights attributable to the Tennant Company shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. Those shares held for the benefit of Participants who do not give voting instructions, will be voted by the Trustee in proportion to the instructions actually received.

Participant accounts: The Plan is a defined contribution plan under which a separate individual account is established for each participant. Each participant’s account is credited with the participant’s

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022

contribution, the Company’s contribution and investment earnings or losses, and charged with an allocation of administrative expenses. Contributions are based on participant eligible compensation, as defined in the plan document.

Vesting: Participants are 100 percent vested in their account balance.

Diversification: The Plan allows employees to reallocate their investments at any time, including those held in Tennant Company stock, subject to certain limitations.

Investment options: Under the terms of the Plan, participants elect which funds both individual and Company contributions will be invested in. Participants can freely transfer their plan account accumulations between funds on a daily basis, subject to certain limitations.

Notes from participants: Participants can request a note amount not to exceed 50 percent or $50,000, whichever is less, of the value of their account balances, less the highest outstanding note balance held in the past 12 months. Interest charged on such notes is established at a fixed rate of 2 percent above the prime rate received by Fidelity from Reuters at the beginning of the month in which the proceeds of the loan are paid to the borrower. The notes are secured by the balance in the participant’s accounts and bear interest at rates that range from 5.25 percent to 10.50 percent through March 2050. Principal and interest payments are received ratably from participants through regular payroll deductions. Each participant is allowed only two outstanding loans at any time.

Plan termination: The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon such termination of the Plan, the interest of each participant in the Plan will be distributed to such participant or his or her beneficiaries at the time prescribed by the Plan’s terms and ERISA. Upon termination of the Plan, the America’s Retirement Benefits Committee shall direct the trustee to pay all liabilities and expenses of the Plan.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022

Note 2.    Summary of Significant Accounting Policies
Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment valuation and income recognition: Fidelity (the Trustee) holds the Plan’s investment assets and executes transactions therein based upon instructions received from the Plan Administrator, Tennant Company, and the participants of the Plan during the Plan year. The Plan’s investments are reported at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes from participants: Notes which have exceeded the cure period are considered delinquent notes and are treated as distributions based upon the terms of the plan document.

Distributions to participants: Distributions to participants are recorded when paid.

Administrative expense: All permitted administrative expenses are paid by the Plan and charged to participant accounts on a per capita basis, or from the plan forfeiture account.

Risks and uncertainties: The Plan provides for investment in a variety of investment funds, including Tennant Company common stock. At December 31, 2023 and 2022, approximately 7 percent and 6 percent, respectively, of the Plan’s net assets were invested in the common stock of Tennant Company. Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments have occurred since December 31, 2023 or will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2023 statement of net assets available for benefits.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022
Note 3.    Fair Value Measurements

Accounting standards established the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:    Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:    Valuations are based on valuation methodologies, discounted cash flow models or similar techniques. Level 3 valuations incorporate certain assumptions, modeling and projections in determining the fair value assigned to such assets or liabilities.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022
Note 3. Fair Value Measurements (continued)
Registered investment companies: Certain investments in registered investment companies are valued at the daily closing prices as reported by the fund. Investments held by the Plan are open-ended investments that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The investments held by the Plan are deemed to be actively traded.

Tennant Company common stock: Investment in Tennant Company common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Common investment trust funds: Investments in common investment trust funds are valued at the net asset value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities and has a readily determinable price. Participant’s transactions (purchases and sales) may occur daily. Were the plan to initiate a full redemption of the common investment trust fund, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that liquidation will be carried out in an orderly business manner.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2023 and 2022:

	Investments at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Registered investment companies	$110,092,002	$—	$—	$110,092,002
Tennant Company common stock	28,550,713	—	—	28,550,713
Common investment trust funds	—	272,418,527	—	272,418,527
Total investment assets at fair value	$138,642,715	$272,418,527	$—	$411,061,242

	Investments at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Registered investment companies	$108,802,566	$—	$—	$108,802,566
Tennant Company common stock	20,670,713	—	—	20,670,713
Common investment trust funds	—	237,158,991	—	237,158,991
Total investment assets at fair value	$129,473,279	$237,158,991	$—	$366,632,270

There was no Level 3 investment activity during the years ended December 31, 2023 and 2022.

The Plan recognizes transfers into and out of every level on the first day of the reporting period. There were no transfers between Level 1 and 2 during the years ended December 31, 2023 and 2022.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022
Note 4.    Party-in-Interest Transactions
The Plan invests in securities issued by the Trustee and by the Company. These party-in-interest transactions are exempt from being considered as prohibited transactions under Section 408(b)(8) of ERISA. In 2023, there were purchases of $6,826,314, sales of $9,554,484, and dividends of $330,891 that were related to the Company’s general stock and ESOP stock funds.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022
Note 5.    Tax Status

The Internal Revenue Service (IRS) had determined and informed the Company by a letter dated May 31, 2017, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (IRC). As a condition of the qualified status, an amendment was recommended and made to the plan in August 2017 as requested by the IRS, to make clear the manner in which distributions to non-spouse beneficiaries are treated, and the period over which a participant’s ESOP account will be paid. Note that the changes made by these amendments were not changes to how the plan was being administered but added the language describing the rules. Subsequent to the issuance of this determination letter, the Plan was amended. However, the Company and plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and, therefore believe the Plan is qualified and the related trust continues to be tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022

Note 6.    Delinquent Contributions

The Company failed to remit certain employee deferrals to the Plan in a timely manner according to DOL regulations during 2023 aggregating to $176. The lost earnings will be deposited into the Plan in 2024.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022
Note 7.    Subsequent Events

The Company has evaluated subsequent events through June 27, 2024, the date the financial statements were issued, for events requiring recording or disclosure in the Plan’s financial statements. The Company has determined no significant events occurred after December 31, 2023, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

Tennant Company Retirement Savings Plan
EIN 41-0572550 Plan #001
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
December 31, 2023

Participant Contributions Transferred Late to Plan		Total that Constitutes Nonexempt Prohibited Transactions
	Check here if Late Participant Loan Repayments are included: ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2023	$176	$176

Tennant Company Retirement Savings Plan
EIN 41-0572550 Plan #001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2023

(A)	Identity of Issuer, Lessor or Similar Party (B)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value ** (C)	Current Value (D)
	Registered investment companies:
	Vanguard Fed Money Market	Mutual fund	$28,691,747
*	Fidelity U.S. Bond Index Fund	Mutual fund	23,540,791
	Vanguard Wellington Fund	Mutual fund	27,722,188
	Metropolitan West Total Return Bond Fund	Mutual fund	11,765,510
	Causeway International Value Fund	Mutual fund	8,561,122
	DFA Emerging Markets Core Equity Port	Mutual fund	6,918,542
	William Blair International Leaders Fund	Mutual fund	2,237,941
	GMO Benchmark FR ALLOC SER FD R6	Mutual fund	654,161
			110,092,002
	Common investment trust funds:
	L&G S&P 500 DC CIT	Common investment trust funds	115,798,037
	L&G Russell 2000 DC CIT	Common investment trust funds	21,838,989
	Vanguard Target 2035 Fund	Common investment trust funds	21,022,928
	Vanguard Target 2030 Fund	Common investment trust funds	19,616,244
	Vanguard Target 2045 Fund	Common investment trust funds	16,504,705
	Vanguard Target 2040 Fund	Common investment trust funds	14,842,238
	L&G MSCI EAFE DC CIT	Common investment trust funds	14,098,580
	Vanguard Target 2050 Fund	Common investment trust funds	13,886,682
	Vanguard Target 2025 Fund	Common investment trust funds	11,616,660
	Vanguard Target 2055 Fund	Common investment trust funds	9,182,911
	Vanguard Target 2020 Fund	Common investment trust funds	6,803,664
	Vanguard Target 2060 Fund	Common investment trust funds	4,392,605
	Vanguard Target 2065 Fund	Common investment trust funds	1,449,440
	Vanguard Target Income Fund	Common investment trust funds	1,335,857
	Vanguard Target 2070 Fund	Common investment trust funds	28,987
			272,418,527
*	Tennant Company common stock	Common stock, 307,940 shares, par
		value $0.375; cost is $10,828,723	28,550,713
*	Participants	Notes from participants, ranging
		between 5.25% and 10.50%,
		maturing through March 2050	5,283,677
			$416,344,919

* Represents party-in-interest.
** Cost information for participant-directed investments is not required.

EXHIBIT

Item #	Description
23.1	Consent of Independent Registered Public Accounting Firm — Eide Bailly LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TENNANT COMPANY RETIREMENT SAVINGS PLAN

Date:	June 27, 2024	/s/ Fay West
Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Tennant Company